UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condominium WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 10.440.482/0001-54

NIRE 35.300.567.064

MATERIAL FACT

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. (“Getnet” or “Company”), in compliance with article 157 of Law No. 6,404/76 and Brazilian Securities Commission (“CVM”) Resolution No. 44/21, inform their shareholders and the market in general that Getnet’s Board of Directors, in a meeting held on this date, approved the nomination of Mr. Cassio Schmitt as the new Chief Executive Officer (CEO) of the Company. This Material Fact is hereby published in continuation to the Material Fact disclosed on December 7, 2021 (at which time the resignation of the current CEO, Pedro Carlos Araújo Coutinho, responsible for the executive functions until March 31, 2022, was announced).

Mr. Schmitt is Brazilian, holds a degree in Economics from the Universidade Federal do Rio Grande do Sul, a master’s degree in Corporate Economics from Fundação Getúlio Vargas and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He has several years of experience in the financial markets, having served at Unibanco, among other financial institutions. In 2004 he joined Banco Santander Brasil, having led in different positions, such as Project Finance, Risks, Recovery of Written-off Loans. His last role at Santander was as the director responsible for the Companies, Governments and Institutional Retail Sector.

The Company welcomes Mr. Schmitt, who will assume his executive duties on April 1, 2022, and expresses its gratitude to Mr. Coutinho.

São Paulo, January 31, 2022.

Luciano Decourt Ferrari

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer